ANDREW I. TELSEY, P.C. Attorney at Law
12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112 Telephone: 303/768-9221 • Facsimile: 303/768-9224 • E-Mail: andrew@telseylaw.com

April 30, 2010

VIA:	EDGAR

Securities and Exchange Commission

100 F St., NE

Washington, D.C. 20549

Attn: Damon Colbert, Esq.

RE:	Monarch Investment Properties, Inc.;
Your Letter Dated April 19, 2010;
Form 10-K for the fiscal year ended June 30, 2009
Filed August 17, 2009
SEC File No. 000-52754

Dear Mr. Colbert:

In response to your letter, above referenced, below please find the responses of the above referenced issuer (the “Company” or the “Registrant”). Each response coincides with the numbered comment in your letter.

Form 10-K/A for the Fiscal Year Ended June 30, 2009

Item 11. Executive Compensation

Comment No. 1

The Summary Compensation Table has been revised in the Form 10-K/A3 to include total compensation.

Securities and Exchange Commission

April 30, 2010

Item 13. Certain Relationships and Related Transactions and Director Independence

Comments No. 2

The Amendment contains all of the required disclosures.

Thank you for your cooperation. If we can be of any assistance in connection with the staff’s review of the enclosed, please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

ANDREW I. TELSEY, P.C.

s/ Andrew I. Telsey

For the Firm